Exhibit 99.18

CONSENT OF SNC-LAVALIN INC.

We consent to the inclusion in this annual report on Form 40-F of Avalon Rare Metals Inc. (the “Company”), which is being filed with the United States Securities and Exchange Commission, of references to our name and to the reference to capital cost information contained in the Feasibility Study (“FS”) for the Nechalacho Project, included in (i) the Annual Information Form of the Company for the year ended August 31, 2013 (the “AIF”) and (ii) the Management’s Discussion and Analysis of the Company for the year ended August 31, 2013 (the “MD&A”).

We also consent to the incorporation by reference in the Company’s Registration Statement on Form F-10 (No. 333-190771), as amended, filed with the United States Securities and Exchange Commission, of the references to our name and capital cost information contained in the FS in the AIF and the MD&A, which are included in the annual report on Form 40-F.

Dated: November 29, 2013	SNC-LAVALIN INC.

/s/ Garry Warren
Name: Garry Warren